FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               For March 17, 2003

                        Commission File Number 333-66973


                                  AERCO LIMITED


                               22 Grenville Street
                                   St. Helier
                                 Jersey, JE4 8PX
                                 Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F X                 Form 40-F
                             ---                         ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                No X
                       ---                               ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                INDEX TO EXHIBITS

Item
----

1. - AerCo Limited Monthly Report to Noteholders for March 2003, including additional information excluded form the 6-K, filed March 13, 2003.

     - AerCo Limited Portfolio Analysis at March 13, 2003

24.  Power of Attorney for AerCo Limited.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: March 17, 2003




                                                  AERCO LIMITED
                                                    (Registrant)

                                                  By: /s/ Adrian Robinson
                                                      --------------------------
                                                      Name: Adrian Robinson
                                                      Title:   Attorney-in-Fact

                                                                                               Item 1


                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Month                             March-03
Payment Date                      15th of each month
Convention                        Modified Following Business Day
Current Payment Date              17-Mar-03
Current Calculation Date          11-Mar-03
Previous Payment Date             18-Feb-03
Previous Calculation Date         11-Feb-03
-----------------------------------------------------------------------------------------------------
1. Account Activity Summary between Calculation Dates
-----------------------------------------------------------------------------------------------------
                                         Prior                                           Balance on
                                        Balance                                       Calculation Date
                                       11-Feb-03        Deposits       Withdrawals        11-Mar-03
-----------------------------------------------------------------------------------------------------
Expense Account                       3,694,341.02    1,308,686.42    (2,344,821.90)     2,658,205.54
Collection Account                   93,315,768.40   12,997,014.38   (12,400,366.40)    93,912,416.38
Aircraft Purchase Account                        -               -                -                 -

 - Liquidity Reserve cash balance    80,915,402.00      100,000.00                -     81,015,402.00
------------------------------------------------------------------------------------------------------
Total                                97,010,109.42   14,305,700.80   (14,745,188.30)    96,570,621.92
------------------------------------------------------------------------------------------------------
2. Analysis of Aircraft Purchase Account Activity
-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                        -
Interest Income                                                                                     -
Aircraft Purchase Payments                                                                          -
Economic Swap Payments                                                                              -
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                 -
-----------------------------------------------------------------------------------------------------
3. Analysis of Expense Account Activity
-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                             3,694,341.02
Transfer from Collection Account on previous Payment Date                                1,305,658.98
Permitted Aircraft Accrual                                                                          -
Interim Transfer from Collection Account                                                            -
Interest Income                                                                              3,027.44
Balance on current Calculation Date
 - Payments on previous payment date                                                    (1,521,898.70)
 - Interim payments
 - Other                                                                                  (822,923.20)
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                      2,658,205.54
-----------------------------------------------------------------------------------------------------
4. Analysis of Collection Account Activity
-----------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                            93,315,768.40
Collections during period                                                               12,997,014.38
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                              (1,305,658.98)
 - Permitted Aircraft Modifications                                                                 -
Interim Transfer to Expense Account                                                                 -
Net Swap payments on previous Payment Date                                              (4,138,715.62)
Aggregate Note Payments on previous Payment Date                                        (6,955,991.80)
-----------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                     93,912,416.38
-----------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                        30,000,000.00
Second Collection Account Reserve                                                       35,000,000.00
Cash Held
 - Security Deposits                                                                    16,015,402.00
                                                                                    -----------------
 Liquidity Reserve Amount                                                               81,015,402.00
                                                                                    -----------------
A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

                                           Page 1 of 7
------------------------------------------------------------------------------------------------------

                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

Current Payment Date                   17-Mar-03
Current Calculation Date               11-Mar-03
Previous Payment Date                  18-Feb-03
Previous Calculation Date              11-Feb-03
-----------------------------------------------------------------------------------------------------
Balance in Collection and Expense Account                                              96,570,621.92
Liquidity Reserve Amount                                                              (81,015,402.00)
                                                                                   ------------------
Available Collections                                                                  15,555,219.92
                                                                                   ==================

4. Analysis of Collection Account Activity (Continued)
-----------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                              5,000,000.00
(II) a)      Class A Interest but excluding Step-up                                     1,089,875.81
     b)      Swap Payments other than subordinated swap payments                        3,289,558.89
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)         30,000,000.00
(iv)         Class A Minimum principal payment                                                     -
(v)          Class B Interest                                                             211,510.57
(vi)         Class B Minimum principal payment                                             31,819.97
(vii)        Class C Interest                                                             353,063.24
(viii)       Class C Minimum principal payment                                                     -
(ix)         Class D Interest                                                             708,333.33
(x)          Class D Minimum principal payment                                                     -
(xi)         Second collection account top-up                                          51,015,402.00
(xii)        Class A Scheduled principal                                                4,871,058.11
(xiii)       Class B Scheduled principal                                                           -
(xiv)        Class C Scheduled principal                                                           -
(xv)         Class D Scheduled principal                                                           -
(xvi)        Permitted accruals for Modifications                                                  -
(xvii)       Step-up interest                                                                      -
(xviii)      Class A Supplemental principal                                                        -
(xix)        Class E Primary Interest                                                              -
(xx)         Class B Supplemental principal                                                        -
(xxi)        Class A Outstanding Principal                                                         -
(xxii)       Class B Outstanding Principal                                                         -
(xxiii)      Class C Outstanding Principal                                                         -
(xxiv)       Class D Outstanding Principal                                                         -
(xxv)        Subordinated Swap payments                                                            -
                                                                                   ------------------
             Total Payments with respect to Payment Date                               96,570,621.92
             less collection Account Top Ups (iii) (b) and (xi) (b) above              81,015,402.00
                                                                                   ------------------
                                                                                       15,555,219.92
                                                                                   ==================
                                                                                                   -
-----------------------------------------------------------------------------------------------------

                                           Page 2 of 7


AERCO LIMITED
Report to Noteholders
All amounts in US dollars unless otherwise stated

Current Payment Date                          17-Mar-03
Current Calculation Date                      11-Mar-03
Previous Payment Date                         18-Feb-03
Previous Calculation Date                     11-Feb-03
-----------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

-----------------------------------------------------------------------------------------------------------

                                            Subclass         Subclass          Subclass             Total
Floating Rate Notes                            A-2             A-3               A-4              Class A
-----------------------------------------------------------------------------------------------------------
Applicable LIBOR                               1.34000%         1.34000%          1.34000%
Applicable Margin                               0.3200%          0.4600%           0.5200%
Applicable Interest Rate                       1.66000%         1.80000%          1.86000%
Day Count                                      Act/360          Act/360           Act/360
Actual Number of Days                               27               27                27
Interest Amount Payable                     146,798.65       736,673.58        206,403.58      1,089,875.81
Step-up Interest Amount Payable                  NA          204,631.55             NA           204,631.55
-----------------------------------------------------------------------------------------------------------
Total Interest Paid                         146,798.65       736,673.58        206,403.58      1,089,875.81
-----------------------------------------------------------------------------------------------------------

Expected Final Payment Date                  15-Dec-05        15-Jun-02         15-May-11
Excess Amortisation Date                     17-Aug-98        15-Feb-06         15-Aug-00

-----------------------------------------------------------------------------------------------------------
Original Balance                        290,000,000.00   565,000,000.00    235,000,000.00
Opening Outstanding Principal Balance   117,910,559.07   545,684,134.79    147,959,557.46    811,554,251.32
-----------------------------------------------------------------------------------------------------------
Extended Pool Factors                            51.74%          100.00%            77.87%
Pool Factors                                     38.85%          100.00%            67.68%
-----------------------------------------------------------------------------------------------------------
Minimum Principal Payment                            -                -                 -                 -
Scheduled Principal Payment               4,871,058.11                -                 -      4,871,058.11
Supplemental Principal Payment                       -                -                 -                 -
-----------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount       4,871,058.11                -                 -      4,871,058.11
-----------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium

-----------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance   113,039,500.96   545,684,134.79    147,959,557.46    806,683,193.21
-----------------------------------------------------------------------------------------------------------

Table continue
-----------------------------------------------------------------------------------------

                                            Subclass         Subclass             Total
Floating Rate Notes                            B-1              B-2              Class B
-----------------------------------------------------------------------------------------
Applicable LIBOR                               1.34000%         1.34000%
Applicable Margin                               0.6000%          1.0500%
Applicable Interest Rate                       1.94000%         2.39000%
Day Count                                      Act/360          Act/360
Actual Number of Days                               27               27
Interest Amount Payable                      91,192.51       120,318.05        211,510.57
Step-up Interest Amount Payable                   NA               NA
-----------------------------------------------------------------------------------------
Total Interest Paid                          91,192.51       120,318.05        211,510.57
-----------------------------------------------------------------------------------------

Expected Final Payment Date                  15-Jul-13        15-Jun-08
Excess Amortisation Date                     17-Aug-98        15-Aug-00
-----------------------------------------------------------------------------------------
Original Balance                         85,000,000.00    80,000,000.00
Opening Outstanding Principal Balance    62,675,266.95    67,123,041.83    129,798,308.78
-----------------------------------------------------------------------------------------
Extended Pool Factors                            81.16%           98.66%
Pool Factors                                     74.39%           96.76%
-----------------------------------------------------------------------------------------
Minimum Principal Payment                    15,364.80        16,455.17         31,819.97
Scheduled Principal Payment                          -                -                 -
Supplemental Principal Payment                       -                -                 -
-----------------------------------------------------------------------------------------
Total Principal Distribution Amount          15,364.80        16,455.17         31,819.97
-----------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
-----------------------------------------------------------------------------------------
Closing Outstanding Principal Balance    62,659,902.15    67,106,586.66    129,766,488.81
----------------------------------------------------------------------------------------

(Table continue)
-----------------------------------------------------------------------------------------
                                            Subclass         Subclass            Total
Floating Rate Notes                            C-1              C-2             Class C
-----------------------------------------------------------------------------------------
Applicable LIBOR                               1.34000%         1.34000%
Applicable Margin                               1.3500%          2.0500%
Applicable Interest Rate                       2.69000%         3.39000%
Day Count                                      Act/360          Act/360
Actual Number of Days                               27               27
Interest Amount Payable                     159,860.06       193,203.18        353,063.24
Step-up Interest Amount Payable                  NA              NA
-----------------------------------------------------------------------------------------
Total Interest Paid                         159,860.06       193,203.18        353,063.24
-----------------------------------------------------------------------------------------

Expected Final Payment Date                  15-Jul-13        15-Jun-08
Excess Amortisation Date                     17-Aug-98        15-Aug-00
-----------------------------------------------------------------------------------------
Original Balance                         85,000,000.00    80,000,000.00
Opening Outstanding Principal Balance    79,236,710.01    75,989,451.34    155,226,161.35
-----------------------------------------------------------------------------------------
Extended Pool Factors                            98.08%           97.86%
Pool Factors                                     93.09%           94.84%
-----------------------------------------------------------------------------------------
Minimum Principal Payment                            -                -                 -
Scheduled Principal Payment                          -                -                 -
Supplemental Principal Payment                       -                -                 -
-----------------------------------------------------------------------------------------
Total Principal Distribution Amount                  -                -                 -
-----------------------------------------------------------------------------------------
Redemption Amount                                    -                -
- amount allocable to principal                      -                -
- amount allocable to premium                        -                -
-----------------------------------------------------------------------------------------
Closing Outstanding Principal Balance    79,236,710.01    75,989,451.34    155,226,161.35
-----------------------------------------------------------------------------------------

------------------------------------------------------

Fixed Rate Notes                               D-2
------------------------------------------------------
Applicable Interest Rate                       8.50000%
Day count                                       30/360
Number of Days                                      30
Interest Amount Payable                     708,333.33
------------------------------------------------------
Total Interest Paid                         708,333.33
------------------------------------------------------
Expected Final Payment Date                  15-Mar-14
Excess Amortisation Date                     15-Jul-10
------------------------------------------------------
Original Balance                        100,000,000.00
Opening Outstanding Principal Balance   100,000,000.00
------------------------------------------------------
Extended Pool Factors                           100.00%
Expected Pool Factors                           100.00%
------------------------------------------------------
Extended Amount                                      -
Expected Pool Factor Amount                          -
Surplus Amortisation
------------------------------------------------------
Total Principal Distribution Amount                  -
------------------------------------------------------
Redemption Amount                                    -
- amount allocable to principal                      -
                                        --------------
- amount allocable to premium                        -
------------------------------------------------------
Closing Outstanding Principal Balance   100,000,000.00
------------------------------------------------------

                                            AERCO LIMITED
                                        Report to Noteholders
                          All amounts in US dollars unless otherwise stated

Current Payment Date                             17-Mar-03
Current Calculation Date                         11-Mar-03
Previous Payment Date                            15-Jan-03
Previous Calculation Date                         9-Jan-03
------------------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                 18-Feb-03
End of Interest Accrual Period                   16-Mar-03
Reference Date                                   13-Feb-03
------------------------------------------------------------------------------------------------------------------------------------

                                                 A-2          A-3         A-4           B-1          B-2          C-1         C-2
------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                               1.28000%     1.28000%     1.28000%     1.28000%     1.28000%     1.28000%    1.28000%
Applicable Margin                               0.3200%      0.4600%      0.5200%      0.6000%      1.0500%      1.3500%     2.0500%
Applicable Interest Rate                        1.6000%      1.7400%      1.8000%      1.8800%      2.3300%      2.6300%     3.3300%

-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------

Fixed Rate Notes                                 D-1
------------------------------------------------------

Actual Pool Factor                             100.00%
------------------------------------------------------
--------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes
------------------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                          A-2          A-3          A-4          B-1          B-2          C-1         C-2
------------------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance       117,910.56   545,684.13    147,959.56    62,675.27    67,123.04    79,236.71   75,989.45
Total Principal Payments                      4,871.06            -             -        15.36        16.46            -           -
Closing Outstanding Principal Balance       113,039.50   545,684.13    147,959.56    62,659.90    67,106.59    79,236.71   75,989.45

Total Interest                                  146.80       736.67        206.40        91.19       120.32       159.86      193.20
Total Premium                                  0.0000%      0.5000%       0.0000%      0.0000%      0.0000%      0.0000%     0.0000%

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------

(b) Fixed Rate Notes                            D-2
------------------------------------------------------

Opening Outstanding Principal Balance       100,000.00
Total Principal Payments                             -
Closing Outstanding Principal Balance       100,000.00

Total Interest                                  708.33
Total Premium                                        -

------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                            Page 4 of 7

                                                            AERCO LIMITED
                                                        Report to Noteholders
                                          All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------

                                        July 2000 to  Oct-Dec   Jan-Mar  Apr-Jun   Jul-Sept   Oct-Dec      Jan       Feb       Mar
                                           Sept 2001     2001      2002     2002       2002      2002     2003      2003      2003
------------------------------------------------------------------------------------------------------------------------------------
                 CASH COLLECTIONS
 [1]              Lease Rentals                217.6     45.4      45.4      46.0      45.9      44.6     15.2      13.9      16.2
 [2]               - Renegotiated Leases        (3.0)    (2.8)     (2.1)     (3.0)     (4.0)     (1.8)    (0.5)     (1.0)     (0.8)
 [3]               - Rental Resets              (1.3)    (3.2)     (4.1)     (3.2)     (3.5)     (5.3)    (2.3)     (2.1)     (2.2)
 [4] S [1]...[3]  Contracted Lease Rentals     213.3     39.4      39.2      39.8      38.4      37.4     12.3      10.8      13.2
                                           -----------------------------------------------------------------------------------------
 [5]              Movement in Current Arrears
                   Balance                      (0.8)    (2.4)       1.4     (0.9)     (2.3)     (0.1)    (1.6)     (0.4)     (0.9)

                 less Net Stress-related Costs
 [6]               - Bad Debts                     -        -         -         -         -         -        -
 [7]               - Security Deposits Drawn
                     Down                        0.5        -         -         -         -         -        -
 [8]               - Restructured Arrears        0.7      0.1      (1.3)     (0.4)      0.6       0.4      0.1       0.2         -
 [9]               - AOG                        (4.3)    (1.5)     (0.4)        -         -      (0.8)    (0.4)     (0.6)     (1.0)
[10]               - Other Leasing Income          -        -         -         -         -         -        -         -
[11]               - Repossession Costs         (0.3)       -         -         -         -      (0.1)       -
                                            ----------------------------------------------------------------------------------------
[12] S[6]...[11]  sub-total                     (3.4)    (1.4)     (1.7)     (0.4)      0.6      (0.5)    (0.3)     (0.4)     (1.0)

[13] [4]+[5]+[12] Net Lease Rentals            209.1     35.6      38.9      38.5      36.7      36.9     10.4      10.0      11.3

[14]              Interest Earned                5.8      0.8       0.4       0.4       0.3       0.2      0.1       0.1       0.1

[15]              Drawings from Expense
                   Account

                  Maintenance Receipts          22.6      4.5       3.6       6.1       4.9       5.5      0.6       1.9       1.2
                  Maintenance Payments         (11.8)    (1.8)     (3.9)    (10.1)        -      (1.6)    (0.8)     (1.0)     (1.3)
                                            ----------------------------------------------------------------------------------------
[15]              Net Maintenance               10.8      2.7      (0.3)     (4.0)      4.9       3.9     (0.2)      0.9      (0.1)

[16] S[13]...[16] Total Cash Collections       225.7     39.1     39.0      34.9       41.9      41.0     10.3      11.0      11.3
------------------------------------------------------------------------------------------------------------------------------------
                  CASH EXPENSES
                  Aircraft Operating Expenses
[17]               - Insurance                  (0.1)       -         -      (0.3)        -      (0.1)       -         -
[18]               - Re-leasing and other
                     overheads                  (7.5)    (0.7)     (0.4)     (1.4)     (0.8)     (1.7)    (0.3)     (0.1)    (0.4)
                                            ----------------------------------------------------------------------------------------
[19]  [17]+[18]   subtotal                      (7.6)    (0.7)     (0.4)     (1.7)     (0.8)     (1.8)    (0.3)     (0.1)    (0.4)

                  SG&A Expenses
[20]              Aircraft Servicer Fees
                   - Retainer Fee               (1.6)    (0.4)     (0.3)     (0.7)     (0.7)      0.1     (0.2)     (0.1)    (0.1)
                   - Rent Collected Fee         (1.9)    (0.4)     (0.4)     (0.7)     (0.9)      0.3     (0.2)     (0.1)    (0.1)
                   - Previous Servicer Fees     (1.8)       -         -        -          -         -        -         -
                                            ----------------------------------------------------------------------------------------
[21]              sub-total                     (5.3)    (0.8)     (0.7)    (1.3)      (1.6)      0.4     (0.4)     (0.2)     (0.2)

[22]              Other Servicer Fees          (13.1)    (0.4)     (1.2)     (0.9)     (1.1)     (2.7)    (0.1)     (0.2)     (0.2)
[23]  [21]+[22]   subtotal                     (18.4)    (1.2)     (1.9)     (2.3)     (2.7)     (2.3)    (0.5)     (0.4)     (0.4)
                                            ----------------------------------------------------------------------------------------
[24]  [20]+[23]   Total Cash Expenses          (26.0)    (1.9)     (2.3)     (4.0)     (3.5)     (4.1)    (0.8)     (0.5)     (0.8)
------------------------------------------------------------------------------------------------------------------------------------
                  NET CASH COLLECTIONS
[25]       [17]   Total Cash Collections       225.7     39.1      39.0      34.9      41.9      41.0     10.3      11.0      11.3
[26]       (24]   Total Cash Expenses          (26.0)    (1.9)     (2.3)     (4.0)     (3.5)     (4.1)    (0.8)     (0.5)      (0.8)
[27]              Movement in Expense
                   Account                       6.0      1.2       0.3       1.2         -       0.5      0.7       0.5         -
[28]              Interest Payments           (111.6)   (12.0)     (9.3)     (9.5)    (10.2)     (9.6)    (2.9)     (3.1)     (2.4)
[29]              Swap Payments                (12.1)    (9.3)    (10.7)    (10.5)    (10.9)    (10.5)    (3.8)     (4.0)     (3.2)
[30]              Proceeds from sale of
                   aircraft                     50.5        -         -         -         -         -        -         -         -
[31]              Refinancing Costs                -        -         -         -         -         -        -         -         -
                                            ----------------------------------------------------------------------------------------
[32] S[25]...[31] TOTAL                        132.5     17.1      17.0      12.1      17.3      17.3      3.6       3.9       4.9
                                            ========================================================================================
------------------------------------------------------------------------------------------------------------------------------------
[33]              PRINCIPAL PAYMENTS
                  subclass A                   115.6     14.4      14.4       9.1      14.4      13.7      2.4       2.8       4.9
                  subclass B                    14.8      1.8       1.7       1.8       1.7       2.0      0.7       0.6         -
                  subclass C                     2.1      0.9       0.9       1.2       1.2       1.6      0.5       0.5         -
                  subclass D                       -        -         -         -         -         -        -
                                            ----------------------------------------------------------------------------------------
                  Total                        132.5     17.1      17.0      12.1      17.3      17.2      3.6       3.9       4.9
                                            ========================================================================================
                  ------------------------------------------------------------------------------------------------------------------
                  Debt Balances
                  subclass A                   882.8    868.4     984.0     844.9     830.5     816.8    814.4     811.6     806.7
                  subclass B                   140.0    138.2     153.1     134.7     133.0     131.0    130.3     129.7     129.7
                  subclass C                   162.0    161.1     163.2     158.9     157.7     156.1    155.6     155.1     155.1
                  subclass D                   100.0    100.0     100.0     100.0     100.0     100.0    100.0     100.0     100.0
                                            ----------------------------------------------------------------------------------------
                  TOTAL                      1,284.8  1,267.7   1,250.7   1,238.5   1,221.2   1,204.0  1,200.3   1,196.4   1,191.5
                                            ========================================================================================
------------------------------------------------------------------------------------------------------------------------------------
                 *Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

(Table continue)
                                                          All amounts in millions of            Dollar amounts expressed
                                                                   US dollars                        as a percentage
                                                             unless otherwise stated           2000 Base Case Lease Rentals
-----------------------------------------------------------------------------------------------------------------------------
                                                              Cumulative to Date                    Cumulative to Date
                                                                 *Adjusted                             *Adjusted
                                                       Actual    base case     Variance       Actual    base case    Variance
-----------------------------------------------------------------------------------------------------------------------------
                 CASH COLLECTIONS
 [1]              Lease Rentals                         490.2        490.2         (0.0)       100.0%     100.0%        0.0%
 [2]               - Renegotiated Leases                (19.0)           -        (19.0)        (3.9%)      0.0%       (3.9%)
 [3]               - Rental Resets                      (27.3)           -        (27.3)        (5.6%)      0.0%       (5.6%)
 [4] S [1]...[3]  Contracted Lease Rentals              443.9        490.2        (46.3)        90.6%     100.0%       (9.4%)
                                                    -------------------------------------------------------------------------
 [5]              Movement in Current Arrears
                   Balance                               (8.0)           -        (8.0)         (1.6%)      0.0%       (1.6%)

                 less Net Stress-related Costs
 [6]               - Bad Debts                              -         (4.9)         4.9          0.0%      (1.0%)       1.0%
 [7]               - Security Deposits Drawn
                     Down                                 0.5            -          0.5          0.1%       0.0%        0.1%
 [8]               - Restructured Arrears                 0.4          3.2         (2.8)          0.1%      0.7%       (0.6%)
 [9]               - AOG                                 (9.0)       (20.7)        11.7         (1.8%)     (4.2%)       2.4%
[10]               - Other Leasing Income                   -            -            -          0.0%       0.0%        0.0%
[11]               - Repossession Costs                  (0.4)        (3.9)         3.5         (0.1%)     (0.8%)       0.7%
                                                    -------------------------------------------------------------------------
[12] S[6]...[11]  sub-total                              (8.5)       (26.3)        17.8         (1.7%)     (5.4%)       3.6%

[13] [4]+[5]+[12] Net Lease Rentals                     427.4        463.9        (36.5)        87.2%      94.6%       (7.4%)

[14]              Interest Earned                         8.2          9.6        (1.4)          1.7%       2.0%       (0.3%)

[15]              Drawings from Expense
                   Account                                  -            -           -            0.0%      0.0%        0.0%

                  Maintenance Receipts                   50.9            -         50.9         10.4%       0.0%       10.4%
                  Maintenance Payments                  (32.3)           -        (32.3)        (6.6%)      0.0%       (6.6%)
                                                    -------------------------------------------------------------------------
[15]              Net Maintenance                        18.6            -         18.6          3.8%       0.0%        3.8%

[16] S[13]...[16] Total Cash Collections                454.2        473.5        (19.3)        92.7%      96.6%       (3.9%)
-----------------------------------------------------------------------------------------------------------------------------
                  CASH EXPENSES
                  Aircraft Operating Expenses
[17]               - Insurance                           (0.5)           -         (0.5)        (0.1%)      0.0%       (0.1%)
[18]               - Re-leasing and other
                     overheads                          (13.3)       (14.8)         1.5         (2.7%)     (3.0%)       0.3%
                                                    -------------------------------------------------------------------------
[19]  [17]+[18]   subtotal                              (13.8)       (14.8)         1.0         (2.8%)     (3.0%)       0.2%

                  SG&A Expenses
[20]              Aircraft Servicer Fees
                   - Retainer Fee                        (4.0)        (4.0)         0.0         (0.8%)     (0.8%)       0.0%
                   - Rent Collected Fee                  (4.4)        (4.6)         0.2         (0.9%)     (0.9%)       0.0%
                   - Previous Servicer Fees              (1.8)           -         (1.8)        (0.4%)      0.0%       (0.4%)
                                                    -------------------------------------------------------------------------
                  sub-total                             (10.1)        (8.6)        (1.5)        (2.1%)     (1.8%)      (0.3%)
                  Other Servicer Fees                   (19.9)       (10.9)        (9.0)        (4.1%)     (2.2%)      (1.8%)
[22]                                                -------------------------------------------------------------------------
[23]  [21]+[22]   subtotal                              (30.1)       (19.5)       (10.6)        (6.1%)     (4.0%)      (2.2%)
[24]  [20]+[23]   Total Cash Expenses                   (43.9)       (34.3)        (9.6)       (9.0%)     (7.0%)      (2.0%)
-----------------------------------------------------------------------------------------------------------------------------
                  NET CASH COLLECTIONS
[25]       [17]   Total Cash Collections                454.2        473.5        (19.3)       92.7%       96.6%       (3.9%)
[26]       (24]   Total Cash Expenses                   (43.9)       (34.3)        (9.6)       (9.0%)      (7.0%)      (2.0%)
[27]              Movement in Expense
                   Account                               10.4            -         10.4         2.1%        0.0%        2.1%
[28]              Interest Payments                    (170.6)      (259.5)        88.9       (34.8%)     (52.9%)      18.1%
[29]              Swap Payments                         (75.0)         4.8        (79.8)      (15.3%)       1.0%      (16.3%)
[30]              Proceeds from sale of
                   aircraft                              50.5         51.1         (0.6)       10.3%       10.4%       (0.1%)
[31]              Refinancing Costs                         -         (2.3)         2.3         0.0%       (0.5%)       0.5%
                                                    -------------------------------------------------------------------------
[32] S[25]...[31] TOTAL                                 225.7        233.3         (7.6)       46.0%       47.6%       (1.6%)
                                                    =========================================================================
-----------------------------------------------------------------------------------------------------------------------------
[33]              PRINCIPAL PAYMENTS
                  subclass A                            191.7        198.0         (6.3)       39.1%       40.4%       (1.3%)
                  subclass B                             25.1         25.8         (0.7)        5.1%        5.3%       (0.2%)
                  subclass C                              8.9          9.5         (0.6)        1.8%        1.9%       (0.1%)
                  subclass D                                -            -            -         0.0%        0.0%        0.0%
                                                    -------------------------------------------------------------------------
                  Total                                 225.7        233.3         (7.6)       46.0%       47.6%       (1.6%)
                                                    =========================================================================
                  -----------------------------------------------------------------------------------------------------------
                  Debt Balances
                  subclass A                            806.7        800.4          6.3
                  subclass B                            129.7        129.0          0.7
                  subclass C                            155.1        154.5          0.6
                  subclass D                            100.0        100.0           -
                                                    -----------------------------------
                  TOTAL                               1,191.5      1,183.9          7.6
                                                    ===================================
---------------------------------------------------------------------------------------
*Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.


                                                            Page 5 of 7

                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------
Note:                Report Line Name                      Description
------------------------------------------------------------------------------------------------------------------------------------

                     CASH COLLECTIONS
 [1]                  Lease Rentals                        Assumptions per the July 2000 Prospectus adjusted for aircraft sales
 [2]                   - Renegotiated Leases               Change in contracted rental cash flow caused by a renegotiated lease
 [3]                   - Rental Resets                     Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4] S [1]....[3]    Contracted Lease Rentals              Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]                 Movement in Current Arrears Balance   Current contracted lease rentals not received as at the latest
                                                             Calculation Date, excluding Bad debts
                     less Net Stress related Costs
 [6]                  - Bad debts                          Arrears owed by former lessees and deemed irrecoverable.
 [7]                  - Security deposits drawn down       Security deposits received following a lesse default
 [8]                  - Restructured arrears
 [9]                  - AOG                                Lost of rental due to an aircraft being off-lease and non-revenue earning
 [10]                 - Other Leasing Income               Includes lease termination payments, rental guarantees and late payments charges
 [11]                 - Repossession                       Legal and technical costs incurred in repossessing aircraft.
 [12] S [6]....[11]  sub-total

[13]  [4]+[5]+[12]   Net Lease Rentals                     Contracted Lease Rentals less Movement in Current Arrears Balance and Net Stress related costs

[14]                 Interest Earned                       Interest earned on monthly cash balances
[15]                 Net Maintenance                       Maintenance Revenue Reserve received less and reimbursements to lessees.
[16] S [13]...[15]   Total Cash Collections                Net Lease Rentals + Interest Earned + Net Maintenance

------------------------------------------------------------------------------------------------------------------------------------
                     CASH EXPENSES
                     Aircraft Operating Expenses           All operational costs related to the leasing of aircraft.
[17]                  - Insurance                          Premium for contingent insurance policies
[18]                  - Re-leasing and other               Costs associated transferring an aircraft from one lessee to another
[19]  [17]+[18]      subtotal

                     SG&A Expenses
[20]                 Aircraft Servicer Fees                Monthly and annual fees paid to Aircraft Servicer
                      - Base Fee                           Fixed amount per month per aircraft
                      - Rent Contracted Fee                1.00% of rental contracted for the month
                      - Rent Collected Fee                 1.25% of rental received for the month
                      - Previous Servicer Fees             Fees paid to the previous Servicer of AerCo
[21]       [20]       subtotal
[22]                 Other Servicer Fees                   Administrative Agent, trustee and professional fees paid to other service providers.
[23]  [21]+[22]      subtotal

[24]  [19]+[23]      Total Cash Expenses                   Aircraft Operating Expenses + SG&A Expenses
------------------------------------------------------------------------------------------------------------------------------------
                     NET CASH COLLECTIONS
[25]      [16]       Total Cash Collections                line 16 above
[26]      [24]       Total Cash Expenses                   line 24 above
[27]                 Movement in Expense Account           Movement in Expense Account
[28]                 Interest Payments                     Interest paid on all outstanding debt
[29]                 Swap payments                         Net swap payments (paid) /received
[30]                 Proceeds from Aircraft Sales          Proceeds, net of fees and expenses, from the sale of aircraft
[31] S [25]...[30]   Exceptional Items                     Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                     TOTAL
------------------------------------------------------------------------------------------------------------------------------------

                                                            Page 6 of 7


                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated

-----------------------------------------------------------------------------------------------------------------------------------
          Coverage Ratios                                                                  2000
                                 Closing                           Actual          *Adjusted Base Case
------------------------------------------------------------------------------------------------------------------------------------
          Net Cash Collections                                      225.7                  233.3
          Add Back Interest                                         170.6                  259.5
          Add Back Swap Payments                                     75.0                   (4.8)
a         Net Cash Collections                                      471.2                  488.0

b         Swaps                                                      75.0                   (4.8)
c         Class A Interest                                           97.4                  167.2
d         Class A Minimum                                            30.5                   37.9
e         Class B Interest                                           16.8                   27.9
f         Class B Minimum                                             9.1                    9.0
g         Class C Interest                                           22.5                   35.6
h         Class C Minimum                                               -                      -
I         Class D Interest                                           22.7                   22.7
j         Class D Minimum                                               -                      -
k         Class A Scheduled                                           4.9                      -
l         Class B Scheduled                                          15.5                   16.8
m         Class C Scheduled                                           8.9                    9.5
n         Class D Scheduled                                             -                      -
o         Permited Aircraft Modifications                               -                      -
p         Step Up Interest                                            1.9
q         Class A Supplemental                                      156.4                  160.1
          Class E Interest                                            9.1                    6.2
          Class B Supplemental                                        0.5
                                                              ----------------------------------
          Total                                                     471.2                  488.0
                                                              ----------------------------------

   [1]    Interest Coverage Ratio
          Class A                                                    2.73                   3.00  = a / (b+c)
          Class B                                                    2.14                   2.14  = a / (b+c+d+e)
          Class C                                                    1.87                   1.79  = a / (b+c+d+e+f+g)
          Class D                                                    1.72                   1.65  = a / (b+c+d+e+f+g+h+i)

   [2]    Debt Coverage Ratio
          Class A                                                    1.69                   1.65  = a / (b+c+d+e+f+g+h+i+ j+k)
          Class B                                                    1.60                   1.56  = a / (b+c+d+e+f+g+h+i+j+k+l)
          Class C                                                    1.55                   1.52  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
          Class D                                                    1.55                   1.52  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

          Loan-to-Value Ratios
                                   ---------------------------------------------------------------------
                                    2000 Base Case             Actual          2000 *Adjusted Base Case
                                       17-Jul-00              18-Mar-03                 18-Mar-03
                                   ---------------------------------------------------------------------
   [3]    Assumed Portfolio Value          1,566.7                1,304.2                1,304.2
          Adjusted Portfolio Value (105%)                         1,185.6

          Liquidity Reserve Amount
          Cash                                65.0                   65.0                   65.0
            - Accrued Expenses                 5.0                    5.0                    5.0
            - Security Deposits               22.4                   16.0                   22.4
                                         ---------              ---------          -------------
          subtotal cash                       92.4                   86.0                   92.4
           Letters of Credit                     -                      -                     -
                                         ---------              ---------           ------------
          Total Liquidity Reserve             92.4                   86.0                   92.4

   [4]    Total Asset Value                1,659.1                1,390.2                1,396.6

          Note Balance
          Class A                            998.4      60.2%       806.7    58.0%         800.4   57.3%
          Class B                            154.8      69.5%       129.7    67.4%         129.0   66.5%
          Class C                            164.1      79.4%       155.1    78.5%         154.5   77.6%
          Class D                            100.0      85.4%       100.0    85.7%         100.0   84.8%
                                         ----------             ----------               -------
          Total                            1,417.3                1,191.5                1,183.9
--------------------------------------------------------------------------------------------------------
      * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity
Reserve Amount

                                                            Page 7 of 7

AerCo Portfolio Analysis at March 13, 2003
                                                                                                                              % of
                                                                                                                            Aircraft
                                                                                                  Appraisal      % of          by
                                                                                      Date of      Value of   Aircraft by  Appraised
                                                  Aircraft       Engine      erial  Manufacturer Februry 19,  Appraised     Value in
No.     Region    Country      Lessee               Type      Configuration  umber  /Conversion   2003(US$m)    Value        Region
------------------------------------------------------------------------------------------------------------------------------------
  1.  Asia
      (Emerging)  China        China Xinjiang     B757-200    RB211-535E4    26153      Aug-92     30,909        2.6%
  2.              China        China Southern     B737-300    CFM56-3C1      26068      Jun-92     19,616        1.6%
  3.              China        China Southern     B737-300    CFM56-3C1      25604      Jan-93     18,578        1.6%
  4.              China        Xiamen Airlines    B737-500    CFM56-3C1      27153      Aug-93     17,857        1.5%
  5.              China        Xiamen Airlines    B737-500    CFM56-3C1      27155      Mar-93     18,174        1.5%
  6.              India        Indian Airlines    A300B4-200  CF6-50C2         240      May-83      7,225        0.6%
  7.              Indonesia    Mandala Airlines   B737-400    CFM56-3C1      23868      Oct-88     17,098        1.4%
  8.              Philippines  PAL                B737-300    CFM56-3B1      24465      Aug-89     16,005        1.3%
  9.              Philippines  PAL                B737-300    CFM56-3B1      24677      Mar-90     16,549        1.4%
  10.             Philippines  PAL                B737-400    CFM56-3C1      25594      May-92     21,589        1.8%
  11.             South Korea  Asiana             B737-400    CFM56-3C1      25764      Jun-92     21,863        1.8%
  12.             South Korea  Asiana             B737-400    CFM56-3C1      25765      Jul-92     20,782        1.7%
  13.             South Korea  Asiana             B737-500    CFM56-3C1      25768      May-95     18,825        1.6%
  14.             Taiwan       FEAT               MD83        JT8D-219       49952      Dec-91     15,032        1.3%
Sub-total                                                                                                                    21.9%
  15. Europe
      (Developed) Italy        Volare Spa         A320-200    CFM5-5A1          85      Feb-90     20,176        1.7%
  16.             Italy        Blue Panorama      B737-400    CFM56-3C1      24901      May-90     19,703        1.7%
  17.             Italy        Blue Panorama      B737-400    CFM56-3C1      27074      Apr-92     22,467        1.9%
  18.             Spain        Spanair            MD83        JT8D-219       49627      Apr-89     13,231        1.1%
  19.             Spain        Spanair            MD83        JT8D-219       49790      Oct-89     12,719        1.1%
  20.             Spain        Spanair            MD-82       JT8D-217C      49570      Feb-88     10,680        0.9%
  21.             UK           Air 2000           B757-200    RB211-535E4    26158      Feb-93     32,310        2.7%
  22.             UK           Mytravel           A320-200    V2500-A1         362      Nov-92     23,437        2.0%
  23.             UK           BMI                A320-200    V2527-A5         934      Jan-99     35,663        3.0%
  24.             UK           BMI                A321-200    V2533-A5        1207      Apr-00     44,963        3.8%
  25.             UK           Monarch (LOI)      A320-200    CFM56-5A3        391      Feb-93     25,722        2.2%
  26.             UK           British Airways    B737-500    CFM56-3C1      25789      Feb-92     17,297        1.5%
  27.             UK           British Airways    B737-300    CFM56-3C1      24908      Mar-91     18,284        1.5%
  28.             UK           JMC Airlines       A320-200    V2500-A1         354      Oct-92     22,906        1.9%
  29.             UK           JMC Airlines       A320-200    V2500-A1         411      Mar-93     24,686        2.1%
  30.             Belgium      Virgin Express     B737-400    CFM56-3C1      24270      May-89     19,671        1.7%
  31.             Belgium      Virgin Express     B737-400    CFM56-3C1      24271      Jun-89     17,922        1.5%
  32.             Finland      Finnair            MD-82       JT8D-219       49905      Oct-90     13,239        1.1%
  33.             Finland      Finnair            MD-82       JT8D-219       53245      Apr-92     14,791        1.2%
  34.             France       Europe Airpost     B737-300QC  CFM56-3B2      24021      Nov-88     18,303        1.5%
  35.             France       Aigle Azur         B737-400    CFM56-3C1      26066      Jun-92     22,107        1.9%
  36.             France       Aigle Azur (LOI)   B737-400    CFM56-3C1      23979      Jan-89     17,726        1.5%
  37.             Norway       Braathens SAFE     B737-500    CFM56-3C1      24651      Apr-90     15,630        1.3%
  38.             Iceland      Islandsflug (LOI)  B737-300    CFM56-3B2      25041      Mar-91     17,240        1.4%
Sub-total                                                                                                                    42.1%

(Table continue)
                                                                                                                              % of
                                                                                                                            Aircraft
                                                                                                  Appraisal      % of          by
                                                                                      Date of      Value of   Aircraft by  Appraised
                                                  Aircraft       Engine      erial  Manufacturer Februry 19,  Appraised     Value in
No.     Region    Country      Lessee               Type      Configuration  umber  /Conversion   2003(US$m)    Value        Region
------------------------------------------------------------------------------------------------------------------------------------
  39. Europe
       (Emerging) Hungary      Malev              B737-300    CFM56-3C1      24909      Apr-91     18,019        1.5%
  40.             Hungary      Malev              B737-400    CFM56-3C1      24904      Feb-91     20,299        1.7%
  41.             Turkey       Pegasus            B737-400    CFM56-3C1      24685      May-90     19,435        1.6%
Sub-total                                                                                                                     4.9%
  42. Latin
       America    Brazil       TAM                Fokker 100  TAY650-15      11341      Aug-91      8,235        0.7%
  43. (Emerging)  Brazil       TAM                Fokker 100  TAY650-15      11350      Apr-92      8,909        0.7%
  44.             Brazil       TAM                Fokker 100  TAY650-15      11351      Sep-91      7,869        0.7%
  45.             Brazil       TAM                Fokker 100  TAY650-15      11320      Apr-91      7,653        0.6%
  46.             Brazil       TAM                Fokker 100  TAY650-15      11322      Jun-91      8,183        0.7%
  47.             Brazil       Nordeste           B737-500    CFM56-3C1      26067      Jun-92     18,284        1.5%
  48.             Brazil       Varig              B737-300    CFM56-3C1      24834      Jun-90     18,095        1.5%
  49.             Chile        AILL (1)           DC8-71F     CFM56-2C1      46040      Mar-91      9,912        0.8%
  50.             Columbia     Avianca            B757-200    RB211-535E4    26152      Aug-92     30,330        2.6%
Sub-total                                                                                                                     9.9%
  51. North
       America    Canada       Air Canada         A320-200    CFM56-5A1        403      Dec-93     24,859        2.1%
  52. (Devoloped) Canada       Air Canada         B767-300ER  PW4060         24947      Mar-91     45,543        3.8%
  53.             Canada       Air Canada         B767-300ER  PW4060         24999      Feb-91     48,973        4.1%
  54.             USA          BAX Global         DC8-71F     CFM56-2C1      46064      Mar-92     10,280        0.9%
  55.             USA          Delta              B737-300    CFM56-3B1      23345      Jul-85     13,280        1.1%
  56.             USA          Frontier           B737-300    CFM56-3C1      24856      Aug-90     18,803        1.6%
  57.             USA          Frontier           B737-300    CFM56-3B2      26440      Mar-92     18,821        1.6%
  58.             USA          Frontier           B737-300    CFM56-3B2      26442      May-92     18,564        1.6%
Sub-total                                                                                                                    16.7%
  59.   Off-Lease              AOG (2)            MD-82       JT8D-219       49931      Aug-90     14,566        1.2%
  60.                          AOG (2)            MD-82       JT8D-219       49932      Sep-90     13,656        1.1%
  61.                          AOG (3)            A320-200    CFM56-5A3        299      Apr-92     25,828        2.2%
Sub-total                                                                                                                     4.5%

                                                                                                ----------------------------------
        Total                                                                                   1,189,371      100.0%       100.0%
                                                                                                ==================================

  1.    This DC8-71F aircraft is scheduled to redeliver from AIIL in March 2003.
  2.    The two MD-82 aircraft off lease were repossessed from Vanguard Airlines Inc. in October 2002.
  3.    The one A320-200 aircraft off lease was redelivered from MyTravel in February 2003.

                                                                         Item 24

                                POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in-Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.



Dated: 24 July 2002                               /s/ G. Adrian Robinson
                                                 ------------------------------
                                                  G. Adrian Robinson

                                                  Witness: /s/ B. C. Robins



Dated: 24 July 2002                               /s/ Peter Sokell
                                                 ------------------------------
                                                  Peter Sokell

                                                  Witness: /s/ B. C. Robins



Dated: 24 July 2002                               /s/ Kenneth N. Peters
                                                 ------------------------------
                                                  Kenneth N. Peters

                                                  Witness: /s/ B. C. Robins



Dated: 24 July 2002                               /s/ M. John McMahon
                                                 ------------------------------
                                                  M. John McMahon

                                                  Witness: /s/ B. C. Robins



Dated: 9 August 2002                              /s/ Sean Brennan
                                                 ------------------------------
                                                  Sean Brennan

                                                  Witness: Marian Kennedy